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WRITER'S DIRECT LINE

202 682-7296

October 2, 2006


SEC MAIL PROCESSING
RECEIVED
OCT 0 ? 2006
WASH, D.C. 156 SECTION

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
100 F Street, N.E.
Washington, D.C. 20549

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

PROCESSED
OCT 2 6 2006
THOMSON
FINANCIAL

Very truly yours,

Gregory A. Bailey
Managing Clerk

dw 10/25

DC1:\132053\01\2TW501!.DOC\50627.0004

Commission File No # 82-4908

Pre-Close Trading Update

GREENCORE GROUP PLC ("GREENCORE") (IEX; GNC), the leading European convenience foods group, today issues the following trading statement ahead of its year-end on 29 September 2006.

Trading Update

The Group's expectations for the current year remain in line with previous guidance.

Convenience Foods, our principal business division, continues to trade well. We expect operating profits for the division to match the market consensus level of Euro 68.6 million, representing continuing operating profit growth of in excess of 5% for the full year. This performance will be delivered despite significant cost pressures, the most noteworthy of which is energy inflation costs of more than Euro 5 million. We expect strong second half trading to compensate for lower profit growth reported in the first half. To date, second half trading has delivered revenue growth of more than 7% and operating margin levels that are broadly in line with the prior year.

We expect the Ingredients, Agribusiness and Related Property division to deliver profits above the current market consensus of Euro 25.2 million. Since we announced our decision to exit sugar processing on 15 March 2006, Greencore Sugar has traded above our expectations. This stronger than anticipated profit performance in Sugar has compensated for a continued weakness in EU malt markets, a weakness compounded in the case of Greencore Malt by nearly Euro 4 million of energy price increases.

The combined performance of the two operating divisions is expected to be ahead of market consensus. However, these gains will in part be offset by a higher than anticipated increase in the Group's tax charge, reflecting a greater than expected share of Group profits earned in the UK.

Sugar Restructuring Aid Update

As announced on 28 July 2006, Greencore has been granted leave by the High Court to challenge the Irish Government's decision on the allocation of the Euro 145 million EU Restructuring Fund. This Fund was put in place to compensate sugar refiners forced to leave the industry as a result of EU sugar regime reform. On 31 July 2006, Greencore formally applied for restructuring aid by submitting a restructuring plan to the Irish Government (in accordance with EU Regulations 320 and 968). As required by EU Regulations, this plan was deemed "complete" by the Irish Government on 8 August 2006.

Greencore has since agreed with the Irish Government that, conditional upon Greencore's restructuring plan being approved, the Group will amend the plan to reflect any lawful decision of Government taken pursuant to the outcome of our legal proceedings. On 19 September 2006, the Government deemed Greencore's restructuring plan to be "eligible" for restructuring aid. This decision ensures that the payment of EU aid can begin in June 2007.

Patrick Coveney
Chief Financial Officer

Greencore Group plc
St Stephen's Green House
Earlsfort Terrace
Dublin 2

27 September 2006

For further information, please contact:

Patrick Coveney, Chief Financial Officer	Tel: +353 (0)1 6051018
Eoin Tonge, Capital Markets Director	Tel: +353 (0)1 605 1036
Billy Murphy/Anne-Marie Curran, Drury Communications	Tel: +353 (0)1 2605000
Rory Godson/Victoria Brough, Powerscourt	Tel: +44 (0)207 236 5615